Ross Law Group, pllc

1430 Broadway, Suite 1804

New York, NY 10018

United States

+1 212 884 9333

www.RossLawGroup.co

January 19, 2023

Ms. Charli Gibbs-Tabler

Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Robot Cache US Inc. Post-Qualification Amendment to the Offering Statement on Form 1-A Filed December 6, 2022 File No. 024-11954

Dear Ms. Gibbs-Tabler:

The undersigned, on behalf of Robot Cache US Inc. (the “Company”), respectfully submits this correspondence to the staff (the “Staff,” and such correspondence, this “Response”) of the Securities and Exchange Commission (the “Commission”) in response to its letter dated January 3, 2023 (the “Comment Letter”), relating to the Company’s first post-qualification amendment to the offering statement on Form 1-A (“Post-Qualification Amendment No. 1”) filed on December 6, 2022. On behalf of the Company, we are concurrently filing a second post-qualification amendment to the offering statement on Form 1-A (“Post-Qualification Amendment No. 2”). Capitalized terms used herein but not defined herein have the definitions assigned to them in Post-Qualification Amendment No. 2.

To facilitate your review, we have reproduced below the Staff’s comments in bold italics, followed by our responses.

Risk Factors

1.	Please discuss how recent market events, including the bankruptcies of certain crypto market participants, and the downstream effects of those events have impacted or may impact your business, service providers, counterparties and market in which you operate, either directly or indirectly. For example, discuss the potential impact of the platform limiting its services or ability for users to earn IRON as a result of these events.

As of the date of this Response, recent market events have not materially impacted the Company’s business. The Company is not a crypto asset service provider and does not operate within the crypto asset market, instead focusing on the video game industry. The Company rewards Users with Company store credit (IRON), in return for User mining, through the mining marketplace NiceHash. The crypto assets held by the Company consist entirely of bitcoin and CSPR and are held separate from its customers’ crypto assets, which the Company does not manage.

January 19, 2023

The Company has no direct or material contractual relationship with any company in the crypto assets industry that has experienced a bankruptcy. The Company cannot speak to the impact of recent market events on Coinbase (the Company’s custodian) or its counterparties or to Coinbase’s continued custodial services to the Company in the future. As of the date of this Response, Coinbase’s services to the Company have not been materially impacted.

2.	To the extent material, discuss any reputational harm you may face in light of the recent disruption in the crypto asset markets. For example, discuss how market conditions have affected how your business is perceived by customers, counterparties, and regulators, and whether there is a material impact on your operations or financial condition.

As of the date of this Response, the Company has not experienced any material, reputational harm as a result of the recent disruption in the crypto asset markets.

Ethereum, one of the most established blockchain platforms, recently switched from a proof-of-work to a proof-of-stake model, which could result in less mining activity by Users. Consequently, Users would earn less IRON, and the Company would receive less mining-activity revenue. To date, the possibility that Users’ mining-activity earnings of IRON could be reduced by the change to Ethereum’s model has not resulted in any material, reputational harm to the Company.

3.	Describe any material risks related to safeguarding your crypto assets. Describe any material risks to your business and financial condition if your policies and procedures surrounding the safeguarding of crypto assets, conflicts of interest, or commingling of assets are not effective.

We have added the risk factor “The loss or destruction of private keys required to access any crypto assets held in custody for our own account may be irreversible. If we are unable to access our private keys or if we experience a hack or other data loss relating to our ability to access any crypto assets, it could cause us to experience financial losses.” to the “Risk Factors” section of Post-Qualification Amendment No. 2.

The Company utilizes Coinbase as custodian of its bitcoin and maintains its other crypto assets (i.e., CSPR) in a wallet on the CASPER Blockchain Network. The Company does not currently anticipate that any potential disruptions in Coinbase’s services would have a material impact on the Company’s business. Further, the Company currently believes that if potential issues arose in the safeguarding of the Company’s CSPR on the CASPER Blockchain Network, the Company would be able to offset the associated losses, and its business would not be materially affected.

If the Company acquires additional crypto assets in the future or the value of its crypto assets increases, the Company will consider converting such crypto assets to fiat currency to minimize its exposure to potential safeguarding risks. See also the Company’s response to Comment 8.

As mentioned above, the Company does not hold or manage any crypto assets on behalf of its customers, nor does it commingle customer crypto assets with its own. It therefore has no conflicts of interest with respect to the safeguarding of crypto assets.

4.	To the extent material, describe any gaps your board or management have identified with respect to risk management processes and policies in light of current crypto asset market conditions as well as any changes they have made to address those gaps.

The Company has not identified any material gaps with respect to its risk management processes and policies, in light of current crypto asset market conditions.

January 19, 2023

5.	To the extent material, describe any of the following risks due to disruptions in the crypto asset markets:

●	Risk from depreciation in your stock price.

Not applicable, as the Company is not currently publicly traded.

●	Risk of loss of customer demand for your products and services.

As of the date of this Response, because the Company does not hold crypto assets on behalf of its customers, it does not believe that recent crypto asset market disruptions pose a material risk of loss to customer demand for its products and services. Instead, in exchange for its retention of the mining awards that are generated by customers’ mining activities (and are paid out solely in bitcoin by the mining marketplace NiceHash), the Company simply rewards its customers with IRON. Note that such rewards represent only one part of the Company’s digital service platform. The Company’s primary focus is on distributing video games.

●	Financing risk, including equity and debt financing.

As of the date of this Response, the Company does not believe that the recent disruptions in the crypto asset markets pose a material risk to its equity financing, as it is not a crypto asset service provider and holds cryptocurrency (and a very limited amount of it, at that) only for itself. To the Company’s knowledge, none of its equity investors have experienced a bankruptcy or other material adverse effect due to disruptions in the crypto asset markets. Nor is the Company subject to financing risk as to debt financing. It holds no debt, and it has not conducted (and it is not currently conducting) any debt financing.

●	Risk of increased losses or impairments in your investments or other assets.

As of the date of this Response, the Company does not believe that the recent disruptions in the crypto asset markets pose a material risk to its current investments or other assets. It does not believe that the value of the crypto assets it currently holds is large enough for the recent crypto asset market disruptions to result in a material risk to its business, which is focused on the video game industry. The Company believes that its current cash position enables it to offset any potential losses to its crypto assets. In any event, since the Company does not manage its customers’ crypto assets, any losses or impairments to its crypto assets will not affect the value of its customers’ separate crypto assets.

●	Risks of legal proceedings and government investigations, pending or known to be threatened, in the United States or in other jurisdictions against you or your affiliates.

As of the date of this Response, the Company does not believe that the recent disruptions in the crypto asset markets pose a material risk of legal proceedings against, or government investigations of, the Company.

January 19, 2023

●	Risks from price declines or price volatility of crypto assets.

Please see the risk factor “The Company may hold bitcoin for a limited amount of time in connection with its giving Users the ability to mine for digital currency to purchase games. Since bitcoin is volatile, it is possible that holding bitcoin could result in a loss for the Company” in the “Risk Factors” section of Post-Qualification Amendment No. 2.

Description of Business, page 24

6.	If material to an understanding of your business, discuss any steps you take to safeguard your customers’ crypto assets and describe any policies and procedures that are in place to prevent self-dealing and other potential conflicts of interest. Describe any policies and procedures you have regarding the commingling of assets, including customer assets, your assets, and those of affiliates or others. Identify what material changes, if any, have been made to your processes in light of the current crypto asset market disruption.

The Company does not manage its customers’ crypto assets, and issues IRON only in exchange for the mining awards paid to it in bitcoin by NiceHash for User mining activities. The Company does not commingle its assets with those of its customers. The bitcoin it owns are held in custody at Coinbase, and the CSPR it owns are located in its wallet on the CASPER Blockchain Network. Consequently, self-dealing and potential conflict of interest issues are not applicable.

7.

We note your disclosure on page 24 that “the Company is able to select from a number of blockchains” to validate transactions.

The Company has revised this statement to reflect that it is the mining marketplace NiceHash, not the Company, that directs Users to a particular blockchain for mining.

We also note your statements on page F-9 that the Company earns revenue by providing resources to the CSPR blockchain network and that the Company is awarded tokens for rendering these services. Please revise as follows:

●	affirmatively identify all of the crypto assets that you mine, hold, or transact in;

The types and amounts of crypto assets that the Company holds as of the fiscal period ending in June 30, 2022 is disclosed under “Cryptocurrency and Stock Assets” in Note 2 of the Notes to Financial Statements for years ending December 31, 2021 and 2020.

●	discuss your intentions to mine, hold, or transact in any other crypto assets and update this disclosure in future filings as appropriate;

Other than the mining activities conducted by Users through the mining marketplace NiceHash, the Company has no intention to mine, hold, or transact in any crypto assets other than bitcoin and CSPR. Please see also the Company’s revised disclosure concerning the factors it considers in determining whether to hold its crypto assets or convert such assets to fiat currency, on page 31, within the “Cryptocurrencies” subsection of the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section.

January 19, 2023

●	describe your process, if any, for analyzing whether a particular crypto asset that you intend to mine, hold, or transact in is a “security” within the meaning of Section 2(a)(1) of the Securities Act. Disclose that this is a risk-based judgment and does not constitute a legal determination binding on regulators or the courts; and

Please see the revised disclosure on page 25, within the “Description of Business” section.

●	expand your risk factors to describe the specific potential consequences to you and to investors if it is subsequently determined that you have participated in the unregistered issuance or distribution of securities, including the specific risks inherent in your business model that may necessitate corrective measures as a result of judicial or regulatory actions. Prominently disclose this risk in the Summary.

The Company has not participated in an unregistered issuance or distribution of securities. The crypto assets the Company currently holds, as reflected in its balance sheet, were issued to the Company under an applicable registration exemption. As of June 30, 2022, the Company held bitcoin valued at $2,929. As of June 30, 2022, the Company also held CSPR valued at $282,202.31, which CasperLabs issued to the Company under Rule 506(c) for its blockchain validation activities.

The Company has not issued crypto assets to its customers, and its shareholders own Common Stock issued pursuant to applicable registration exemptions.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

8.	You state the company anticipates that it would determine each month whether or not to convert such cryptocurrency into cash or hold it in trust at either Coinbase or another cryptocurrency exchange. Please discuss the factors that will be considered by the company to determine whether to hold it in trust or to convert into fiat currency.

In deciding whether to hold its cryptocurrency (consisting solely of BTC and CSPR) in trust or to convert it into fiat currency, the Company considers factors such as the risk of the cryptocurrency’s declining in value, destabilization and bankruptcy in the crypto asset markets, and its risk exposure to such adverse events. If the Company foresees or notes material declines in the value of its crypto assets, material destabilization or bankruptcy in the cryptocurrency markets or anticipates material risk exposure to such adverse events, the Company will consider converting its cryptocurrency to fiat currency. If the Company does not anticipate that such events will cause a material impact, it may decide to continue holding its cryptocurrency in trust. Such considerations are disclosed on page 31, in the “Cryptocurrencies” subsection of the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section.

January 19, 2023

Sources of Revenue, page 28

9.	Please clarify the percentage of revenue that is generated from your three sources of revenue for all periods presented: (i) sale of games; (ii) mining activities; and (iii) third party advertising.

The Company has only recently launched in small territories in order to gauge its performance locally before launching on a more global basis. Therefore, at this time the Company can provide the percentage of revenue generated from its three sources of revenue only for the period from the beginning of July 2022 through the end of December 2022. Such percentages are now provided in the “Sources of Revenue” subsection on page 23.

General

10.	Provide disclosure of any significant crypto asset market developments material to understanding or assessing your business, financial condition and results of operations, or share price since your last reporting period, including any material impact from the price volatility of crypto assets.

As of the date of this Response, recent crypto asset market events have not materially affected the Company’s business, nor, because the Company is not currently publicly traded, have any such events had any applicable impact on the Company’s share price.

Should subsequent events following the date of this Response materially change the Company’s statements herein, the Company will promptly notify the Staff and further amend the Form 1-A accordingly.

If the Staff has any questions or comments concerning the foregoing, or if it requires any further information, please contact me at the number or email above.

Very truly yours,

ROSS LAW GROUP, PLLC

/s/ Gary J. Ross
Gary J. Ross

cc: Lee Jacobson (via email)